Exhibit 99.4

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy — Special Meeting to be held on October 18, 2005
This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

• •	Call the toll free number listed BELOW
from a touch tone telephone.
There is NO CHARGE for this call.
 1-866-732-VOTE (8683)
Proxy Instructions must be received by 5:00 p.m., Eastern Time, on October 14, 2005.	• •	Go to the following web site: www.computershare.com/ca/proxy Proxy Instructions must be received by 5:00 p.m., Eastern Time, on October 14, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                                           HOLDER ACCOUNT NUMBER                                           ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m., Eastern Time, on October 14, 2005

Appointment of Proxyholder

I/We, being holder(s) of PetroKazakhstan Inc. Class A common shares hereby appoint(s): Bernard F. Isautier, President and CEO, or failing him, Anthony R. Peart, Senior VP, General Counsel and Corporate Secretary, or failing him, James B.C. Doak, Director	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of PetroKazakhstan Inc. to be held at The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta T2P 0H9 on 18 October 2005 at 09:00 a.m. and at any adjournment or postponement thereof.

Resolution    Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

			For	Against
1	A special resolution ("the Arrangement Resolution") approving the arrangement of PetroKazakhstan Inc. under section 193 of the Business Corporations Act (Alberta). The full text of the Arrangement Resolution is set out on Appendix A to the Management Information Circular dated September 16, 2005 with respect to the Meeting, as such Arrangement Resolution may be amended or varied at the Meeting.	-->	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date